FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

**Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934**

For the month of November 2005

Commission File Number   0-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____

Contact: **Dan Suesskind**, Chief Financial Officer,   Teva Pharmaceutical Industries Ltd.   972-2-589-2840

            George Barrett, President and CEO,   Teva North America   (215) 591-3030

            Kevin Mannix/Liraz Kalif , Investor Relations,   Teva Pharmaceutical Industries Ltd.   972-3-926-7554

                                                        Teva North America   (215)-591-8912

FOR IMMEDIATE RELEASE

TEVA REPORTS THIRD QUARTER 2005 RESULTS

Third Quarter 2005 Highlights

- **Net Income**   **$267 million, up 6 %**
- **Net Sales**   **$1.32 billion, up 6 %**
- **Copaxone® (in market) Sales**   **$307 million, up 27 %**
- **Cash flow from operations**   **$385 million**
- **EPS**   **$0.40, up 8 %**

Jerusalem, Israel, November 8, 2005 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) today reported results for the quarter ended September 30, 2005.

Net income for the third quarter of 2005 was $267 million or $0.40 per share, an increase of 6% and 8%, respectively over the third quarter of 2004.

Net Sales for the third quarter increased 6% over the comparable quarter last year to $1,317 million. Pharmaceutical sales accounted for 89% of total sales in the third quarter.

Mr. Israel Makov, Teva's President and CEO, commented: "This has been an excellent and eventful quarter for Teva, with strong performances from all of our business units, record-breaking sales of Copaxone, and the highly successful launch of Fexofenadine (generic Allegra®). Once again we demonstrated how we can leverage our unique business model to achieve continuous, profitable growth." He added, "We are especially excited about our acquisition of Ivax, which is proceeding very much on track."

North American pharmaceutical sales (including Copaxone®) for the third quarter accounted for 60% of the Company's total pharmaceutical sales and reached $708 million, compared to $719 million in the third quarter of 2004. This quarter included the successful U.S. generic launch of Fexofenadine, as well as Medroxyprogesterone PFS. Higher sales of Copaxone® in the U.S. and higher overall pharmaceutical sales in the Canadian market partially offset the lower U.S. generic sales.

As of today, 145 product applications are awaiting final FDA approval, representing annual branded U.S. sales of $97 billion. Teva believes it is the first to file on 39 of these applications relating to products whose annual U.S. branded sales total over $25 billion.

Pharmaceutical sales in Europe (including Copaxone®) for the third quarter accounted for 29% of the Company's total pharmaceutical sales and increased 24% to $342 million compared to the prior year's quarter. This increase was primarily due to sales of products that were not sold in the comparable quarter including Alendronate, Paclitaxel and Atorvastatin, higher Copaxone® sales as well as the effect of the Dorom acquisition.

Quarterly global in-market sales of Copaxone® increased 27% over the third quarter of 2004 to $307 million. U.S. in-market sales increased by 27% to $206 million. According to IMS, Copaxone® continued to lead the US market in both total and new prescriptions. As of September 2005 our NRx market share in the U.S. was 32.5% and our TRx market share was 32.9%. In-market sales outside the U.S., mainly in Europe and Canada, increased by 28% to $101 million.

Agilect®/Azilect®- Azilect® was launched in Israel in March 2005 and is now also available in the U.K., Ireland, Germany, Austria, Denmark and Finland. The product is on track to be launched progressively in additional European countries throughout the remainder of the year and in 2006. In the U.S., Teva continues to work with the FDA to resolve the remaining issues regarding final marketing approval of Agilect®.

Total API sales, including internal sales to Teva's pharmaceutical businesses increased slightly to $265 million. **API sales to third parties** reached $138 million compared to $146 million in the third quarter of 2004.

Gross profit margin was 47.0% in the third quarter of 2005 compared with 47.3% for the third quarter of 2004 and 47.0%, excluding one time acquisition related items, for fiscal year 2004. Gross profit margins this quarter remained within our guidance range of 45%-48%, with quarterly margins varying due to shifts in product and market mix.

Gross R&D spending for the quarter increased 2% to $97 million. **Net R&D** (after third party participations) increased at the same rate to $92 million.

Selling, General and Administrative (SG&A) expenses, reached $214 million (16.2% of net sales) compared to $182 million (14.6% of net sales) in the third quarter of 2004. The year-over-year increase in SG&A was primarily the result of the profit sharing agreement with Barr for the sales of Fexofenadine.

The **tax rate** for the third quarter was 15.9%, which adjusts for our current best estimated tax rate for the whole year, which now stands at 19.6%, compared with the 21.5% we have provided for in the first two quarters. This change reflects a different mix of income sources and slightly lower tax rates in certain countries.

Cash flow generated from operating activities for the third quarter of 2005 was $385 million, compared to $391 million in the third quarter of 2004. As of September 30, 2005 cash and marketable securities totaled $1.8 billion.

Shareholders Equity as of September 30, 2005 reached $5.6 billion, reflecting an increase of $257 million over June 30, 2005.

IVAX acquisition - On July 25, 2005, Teva and IVAX Corporation (AMEX: IVX) announced that they had signed a definitive agreement providing for the acquisition of IVAX by Teva. On October 27, shareholders of both companies overwhelmingly approved (98%) the respective proposals submitted to them relating to the acquisition. The companies continue to expect that the transaction will close in late 2005 or early 2006, following completion of the Hart-Scott Rodino clearance process, the obtaining of other required antitrust approvals and the satisfaction of all other closing conditions contained in the merger agreement.

Dividend

The Board of Directors, at its meeting on November 7, 2005, declared a interim cash dividend for the third quarter of 2005 of NIS 0.30 (approx. $0.06 according to the rate of exchange on November 6, 2005) per ADR. The record date will be November 15, 2005 (the ex-date will be November 16, 2005), and the payment date will be November 30, 2005. Tax will be withheld at a rate of 18%.

Conference Call

Teva will host a conference call to discuss the Company's third quarter results on Tuesday, November 8, 2005 at 08:30 a.m. EST. The call will be webcast and can be accessed through the Company's website at www.tevapharm.com. Following the conclusion of the call, a replay of the webcast will be available within 24 hours at the Company's web site. Alternatively, a replay of the call can be accessed until November 15, 2005 at midnight (ET), by calling 1-(877) 660-6853 in the U.S. or 1-(201) 612-7415 outside the U.S. The pass code to access the replay is: Account #: 3055 and Conference ID#: 174992.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The Company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90% of Teva's sales are in North America and Europe.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements, which express the beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause Teva's future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include whether and when the proposed acquisition with IVAX Corporation will be consummated and the terms of any conditions imposed in connection with such closing, the terms and conditions of the financing utilized by Teva for the IVAX acquisition, Teva's ability to rapidly integrate IVAX's operations and achieve expected synergies, Teva's ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competitive generic products, the impact of competition from brand-name companies that sell or license their own generic products under generic trade dress and at generic prices (so called "authorized generics") or seek to delay the introduction of generic products, regulatory changes that may prevent Teva from exploiting exclusivity periods, potential liability for sales of generic products prior to a final court decision, including that relating to the generic version of Neurontin® and Allegra®, the effects of competition on Copaxone® sales, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Association and other regulatory authority approvals, the regulatory environment and changes in the health policies and structure of various countries, Teva's ability to successfully identify, consummate and integrate acquisitions, exposure to product liability claims, dependence on patent and other protections for innovative products, significant operations outside the United States that may be adversely affected by terrorism or major hostilities, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in Teva's Annual Report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

 **Teva Pharmaceutical Industries Limited**

Consolidated Statements of Income
(Unaudited, in millions, except earnings per ADR)

	July - September		January - September	
	2005	**2004**	**2005**	**2004**
	U.S. Dollars			
NET SALES	1,317.3	1,247.3	3,849.4	3,476.1
COST OF SALES	698.7	657.7	2,045.3	1,852.8
GROSS PROFIT	618.6	589.6	1,804.1	1,623.3
R&D EXPENSES	97.2	95.0	281.3	258.4
LESS PARTICIPATIONS & GRANTS	4.8	4.6	10.2	12.7
R&D EXPENSES - net	92.4	90.4	271.1	245.7
SG&A EXPENSES	214.0	181.5	581.3	508.6
	312.2	317.7	951.7	869.0
ACQUISITION OF R&D IN PROCESS				596.6
IMPAIRMENT OF PRODUCT RIGHTS				30.0
OPERATING INCOME	312.2	317.7	951.7	242.4
FINANCIAL INCOME - net	6.8	8.8	5.5	9.3
INCOME BEFORE TAXES	319.0	326.5	957.2	251.7
INCOME TAXES	50.9	73.9	188.1	196.7
	268.1	252.6	769.1	55.0
PROFIT (LOSS) OF ASSOCIATED COMPANIES	(0.4)	(0.2)	(0.1)	0.4
MINORITY INTERESTS	(0.6)	(0.9)	(1.6)	(2.4)
NET INCOME	267.1	251.5	767.4	53.0
EARNINGS PER ADR:				
Basic ($)	0.43	0.41	1.24	0.09
Diluted ($)	0.40	0.37	1.14	0.08
WEIGHTED AVERAGE NUMBER OF ADRs:				
Basic	616.7	619.3	617.5	608.1
Diluted	678.2	694.1	679.9	626.1
NORMALIZED NET INCOME:*	267.1	251.5	767.4	685.8
NORMALIZED EARNINGS PER ADR:*				
Basic ($)	0.43	0.41	1.24	1.13
Diluted ($)	0.40	0.37	1.14	1.01
WEIGHTED AVERAGE NUMBER OF ADRs:				
Basic	616.7	619.3	617.5	608.1
Diluted	678.2	694.1	679.9	688.3

*See reconciliation attached

 **Teva Pharmaceutical Industries Limited**

Reconciliation Between Reported and Normalized Net Income
(Unaudited, in millions, except earnings per ADR)

	July - September		January - September	
	2005	**2004**	**2005**	**2004**
	U.S. Dollars			
REPORTED NET INCOME	267.1	251.5	767.4	53.0
SICOR PURCHASE ACCOUNTING ADJUSTMENTS				
IN–PROCESS R&D				583.6
ACQUIRED INVENTORY STEP - UP				13.9
IN-PROCESS R&D ACQUIRED - OTHER				13.0
IMPAIRMENT OF PRODUCT RIGHTS				30.0
TAX APPLICABLE				(7.7)
NORMALIZED NET INCOME	267.1	251.5	767.4	685.8
DILUTED EARNINGS PER ADR				
REPORTED **($)**	0.40	0.37	1.14	0.08
NORMALIZED ($)	0.40	0.37	1.14	1.01



Teva Pharmaceutical Industries Limited

Balance Sheet Data
(Unaudited, in millions)

	September 30, 2005	December 31, 2004
	U.S. Dollars	
ASSETS		
CURRENT ASSETS	4,399.8	4,201.5
INVESTMENTS & OTHER ASSETS	761.5	863.2
FIXED ASSETS – net	1,328.5	1,278.2
INTANGIBLE ASSETS - net	3,177.3	3,289.1
TOTAL ASSETS	**9,667.1**	**9,632.0**
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES	2,166.1	2,203.9
LONG-TERM LIABILITIES	1,922.9	2,028.3
MINORITY INTERESTS	11.0	10.9
SHAREHOLDERS' EQUITY	5,567.1	5,388.9
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	**9,667.1**	**9,632.0**

**Teva Pharmaceutical Industries Limited**

Sales for the Quarter July – September 2005 (U.S. $ millions)

Sales by Geographical Areas

Sales For the Period	2005	2004	% Change	% of Total
North America	789.9	804.3	-1.8%	60.0%
Europe	381.8	322.5	18.4%	29.0%
Rest of the World	145.6	120.5	20.8%	11.0%
Total	**1,317.3**	**1,247.3**	**5.6%**	**100.0%**

Sales by Business Segments

Sales For the Period	2005	2004	% Change	% of Total
Pharmaceutical	1,173.8	1,095.7	7.1%	89.1%
A.P.I.	137.5	146.2	-6.0%	10.4%
Veterinary and Other	6.0	5.4	11.1%	0.5%
Total	**1,317.3**	**1,247.3**	**5.6%**	**100.0%**

Pharmaceutical Sales

Sales For the Period	2005	2004	% Change	% of Total
North America	707.5	718.6	-1.6%	60.3%
Europe	342.1	275.1	24.4%	29.1%
Rest of the World	124.2	102.0	21.8%	10.6%
Total	**1,173.8**	**1,095.7**	**7.1%**	**100.0%**

 **Teva Pharmaceutical Industries Limited**

Sales for the Period January – September 2005 (U.S. $ millions)

Sales by Geographical Areas

Sales For the Period	2005	2004	% Change	% of Total
North America	2,281.6	2,221.9	2.7%	59.3%
Europe	1,130.8	899.6	25.7%	29.4%
Rest of the World	437.0	354.6	23.3%	11.3%
Total	**3,849.4**	**3,476.1**	**10.7%**	**100.0%**

Sales by Business Segments

Sales For the Period	2005	2004	% Change	% of Total
Pharmaceutical	3,449.5	3,073.0	12.3%	89.6%
A.P.I.	382.9	387.0	-1.1%	10.0%
Veterinary and Other	17.0	16.1	5.8%	0.4%
Total	**3,849.4**	**3,476.1**	**10.7%**	**100.0%**

Pharmaceutical Sales

Sales For the Period	2005	2004	% Change	% of Total
North America	2,061.5	1,989.0	3.6%	59.8%
Europe	1,017.9	780.1	30.5%	29.5%
Rest of the World	370.1	303.9	21.8%	10.7%
Total	**3,449.5**	**3,073.0**	**12.3%**	**100.0%**



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By: /s/ Dan Suesskind
       Name: Dan Suesskind
       Title: Chief Financial Officer

Date: November 8, 2005